Exhibit 97.1

COMPENSATION RECOUPMENT POLICY

BOARD REVIEWED:         January 22, 2024

BOARD APPROVED:         December 12, 2023

POLICY OBJECTIVE

This VersaBank Compensation Recoupment Policy (the “Policy”) has been adopted by VersaBank (the “Company”) effective December 1, 2023. This Policy provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under U.S. federal securities laws in accordance with the terms and conditions set forth herein. This Policy is intended to comply with the requirements of Section 10D of the Exchange Act as defined below and Section 5608 of the Nasdaq Listing Rules (the “Listing Rule”).

DEFINITIONS

For the purposes of this Policy, the following terms shall have the meanings set forth below.

“Committee” means the Conduct Review, Governance & HR Committee of the Board of Directors (“the Board”) or any successor committee thereof. If there is no Conduct Review, Governance & HR Committee of the Board, references herein to the “Committee” shall refer to the Company’s committee of independent directors that is responsible for executive compensation decisions, or in the absence of such a compensation committee, the independent members of the Board.

“Covered Compensation” means any Incentive-based Compensation “received” by a Covered Executive during the applicable Recoupment Period; provided that:

i.

such Incentive-based Compensation was received by such Covered Executive (A) on or after the Effective Date, (B) after he or she commenced service as an Executive Officer and (C) while the Company had a class of securities publicly listed on a United States national securities exchange; and

ii.	such Covered Executive served as an Executive Officer at any time during the performance period applicable to such Incentive-based Compensation.

For purposes of this Policy, Incentive-based          Compensation is “received” by a Covered Executive during the fiscal period in which the Financial Reporting Measure applicable to such Incentive-based Compensation (or portion thereof) is attained, even if the payment or grant of such Incentive-based Compensation is made thereafter.

“Covered Executive” means any current or former Executive Officer.

“Effective Date” means October 2, 2023.

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“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Executive Officer” means, with respect to the Company, (i) its president, (ii) its principal financial officer, (iii) its principal accounting officer (or if there is no such accounting officer, its controller), (iv) any vice-president in charge of a principal business unit, division or function such as sales, administration or finance, (v) any other officer who performs a policy-making function for the Company (including any officer of the Company’s parent(s) or subsidiaries if they perform policy-making functions for the Company) and (vi) any other person who performs similar policy-making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant. The determination as to an individual’s status as an Executive Officer shall be made by the Committee and such determination shall be final, conclusive and binding on such individual and all other interested persons.

“Financial Reporting Measure” means any (i) measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, (ii) stock price measure or (iii) total shareholder return measure and any measures that are derived wholly or in part from any measure referenced in clause (i), (ii) or (iii) above. For the avoidance of doubt, any such measure does not need to be presented within the Company’s financial statements or included in a filing with the U.S. Securities and Exchange Commission to constitute a Financial Reporting Measure.

“Financial Restatement” means a restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under U.S. federal securities laws that is required in order to correct:

i.	an error in previously issued financial statements that is material to the previously issued financial statements; or

ii.	an error that would result in a material misstatement if the error were (A) corrected in the current period or (B) left uncorrected in the current period.

For purposes of this Policy, a Financial Restatement shall not be deemed to occur in the event of a revision of the Company’s financial statements due to an out-of-period adjustment (i.e., when the error is immaterial to the previously issued financial statements and the correction of the error is also immaterial to the current period) or a retrospective (1) application of a change in accounting principles; (2) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (3) reclassification due to a discontinued operation; (4) application of a change in reporting entity, such as from a reorganization of entities under common control; or (5) revision for stock splits, reverse stock splits, stock dividends or other changes in capital structure; or (6) adjustment to provisional amounts in connection with a prior business combination.

“Incentive-based Compensation” means any compensation including, for the avoidance of doubt, any cash or equity or equity-based compensation, whether deferred or current that is granted, earned and/or vested based wholly or in part upon the achievement of a Financial Reporting Measure. For purposes of this Policy, “Incentive-based Compensation” shall also be deemed to include any amounts which were determined based on or were otherwise calculated by reference to Incentive-based Compensation including, without limitation, any amounts under any long-term disability, life insurance or supplemental retirement or severance plan or agreement or any notional account that is based on Incentive-based Compensation, as well as any earnings accrued thereon.

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“Nasdaq” means the NASDAQ Global Select Market, or any successor thereof.

“Recoupment Period” means the three (3) fiscal years completed immediately preceding the date of any applicable Recoupment Trigger Date. Notwithstanding the foregoing, the Recoupment Period additionally includes any transition period that results from a change in the Company’s fiscal year within or immediately following those three (3) completed fiscal years, provided that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine (9) to twelve (12) months would be deemed a completed fiscal year.

“Recoupment Trigger Date” means the earlier of (i) the date that the Board or a committee thereof or the officer(s) of the Company authorized to take such action if Board action is not required concludes, or reasonably should have concluded, that the Company is required to prepare a Financial Restatement, and (ii) the date on which a court, regulator or other legally authorized body directs the Company to prepare a Financial Restatement.

POLICY DETAILS, MEASURES AND LIMITS

Recoupment of Erroneously Awarded Compensation.

In the event of a Financial Restatement, if the amount of any Covered Compensation received by a Covered Executive (the “Awarded Compensation”) exceeds the amount of such Covered Compensation that would have otherwise been received by such Covered Executive if calculated based on the Financial Restatement (the “Adjusted Compensation”), the Company shall reasonably promptly recover from such Covered Executive an amount equal to the excess of the Awarded Compensation over the Adjusted Compensation, each calculated on a pre-tax basis (such excess amount, the “Erroneously Awarded Compensation”).

If (i) the Financial Reporting Measure applicable to the relevant Covered Compensation is stock price or total shareholder return or any measure derived wholly or in part from either of such measures and (ii) the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Financial Restatement, then the amount of Erroneously Awarded Compensation shall be determined on a pre-tax basis based on the Company’s reasonable estimate of the effect of the Financial Restatement on the Company’s stock price or total shareholder return or the derivative measure thereof upon which such Covered Compensation was received.

For the avoidance of doubt, the Company’s obligation to recover Erroneously Awarded Compensation is not dependent on (i) if or when the restated financial statements are filed or (ii) any fault of any Covered Executive for the accounting errors or other actions leading to a Financial Restatement.

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Notwithstanding anything to the contrary in Sections 0 through 0 hereof, the Company shall not be required to recover any Erroneously Awarded Compensation if both (x) the conditions set forth in either of the following clauses (i), (ii), or (iii) are satisfied and (y) the Board’s committee of independent directors responsible for executive compensation decisions or, in the absence of such a committee, a majority of the independent directors serving on the Board has determined that recovery of the Erroneously Awarded Compensation would be impracticable:

i.

the direct expense paid to a third party to assist in enforcing the recovery of the Erroneously Awarded Compensation under this Policy would exceed the amount of such Erroneously Awarded Compensation to be recovered; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation pursuant to this Section 0, the Company shall have first made a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to make such recovery and provide that documentation to the Nasdaq;

ii.

recovery of the Erroneously Awarded Compensation would violate Canadian law to the extent such law was adopted prior to November 28, 2022 provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation pursuant to this Section 2(d), the Company shall have first obtained an opinion of home country counsel of Canada, that is acceptable to the Nasdaq, that recovery would result in such a violation, and the Company must provide such opinion to the Nasdaq; or

iii.

recovery of the Erroneously Awarded Compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

The Company shall not indemnify any Covered Executive, directly or indirectly, for any losses that such Covered Executive may incur in connection with the recovery of Erroneously Awarded Compensation pursuant to this Policy, including through the payment of insurance premiums or gross-up payments.

The Committee shall determine, in its sole discretion, the manner and timing in which any Erroneously Awarded Compensation shall be recovered from a Covered Executive in accordance with applicable law, including, without limitation, by (i) requiring reimbursement of Covered Compensation previously paid in cash; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity or equity-based awards; (iii) offsetting the Erroneously Awarded Compensation amount from any compensation otherwise owed by the Company or any of its affiliates to the Covered Executive; (iv) cancelling outstanding vested or unvested equity or equity-based awards; and/or (v) taking any other remedial and recovery action permitted by applicable law. For the avoidance of doubt, except as set forth in Section 2(d), in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation; provided that, to the extent necessary to avoid any adverse tax consequences to the Covered Executive pursuant to Section 409A of the Code, any offsets against amounts under any nonqualified deferred compensation plans as defined under Section 409A of the Code shall be made in compliance with Section 409A of the Code.

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Administration

This Policy shall be administered by the Committee. All decisions of the Committee shall be final, conclusive and binding upon the Company and the Covered Executives, their beneficiaries, heirs, executors, administrators and any other legal representative. The Committee shall have full power and authority to (i) administer and interpret this Policy; (ii) correct any defect, supply any omission and reconcile any inconsistency in this Policy; and (iii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of this Policy and to comply with applicable law, including Section 10D of the Exchange Act, and applicable stock market or exchange rules and regulations. Notwithstanding anything to the contrary contained herein, to the extent permitted by Section 10D of the Exchange Act and the Listing Rule, the Board may, in its sole discretion, at any time and from time to time, administer this Policy in the same manner as the Committee.

Amendment/Termination

Subject to Section 10D of the Exchange Act and the Listing Rule, this Policy may be amended or terminated by the Committee at any time. To the extent that any applicable law, or stock market or exchange rules or regulations require recovery of Erroneously Awarded Compensation in circumstances in addition to those specified herein, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Erroneously Awarded Compensation to the fullest extent required by such applicable law, stock market or exchange rules and regulations. Unless otherwise required by applicable law, this Policy shall no longer be effective from and after the date that the Company no longer has a class of securities publicly listed on a United States national securities exchange.

Interpretation

Notwithstanding anything to the contrary herein, this Policy is intended to comply with the requirements of Section 10D of the Exchange Act and the Listing Rule and any applicable regulations, administrative interpretations or stock market or exchange rules and regulations adopted in connection therewith. The provisions of this Policy shall be interpreted in a manner that satisfies such requirements and this Policy shall be operated accordingly. If any provision of this Policy would otherwise frustrate or conflict with this intent, the provision shall be interpreted and deemed amended so as to avoid such conflict.

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Other Compensation Clawback/Recoupment Rights

Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies, rights or requirements with respect to the clawback or recoupment of any compensation that may be available to the Company pursuant to the terms of any other recoupment or clawback policy of the Company or any of its affiliates that may be in effect from time to time, any provisions in any employment agreement, offer letter, equity plan, equity award agreement or similar plan or agreement, and any other legal remedies available to the Company, as well as applicable law, stock market or exchange rules, listing standards or regulations; provided, however, that any amounts recouped or clawed back under any other policy that would be recoupable under this Policy shall count toward any required clawback or recoupment under this Policy and vice versa.

Exempt Compensation

Notwithstanding anything to the contrary herein, the Company has no obligation under this Policy to seek recoupment of amounts paid to a Covered Executive which are granted, vested or earned based solely upon the occurrence or non-occurrence of nonfinancial events. Such exempt compensation includes, without limitation, base salary, time-vesting awards, compensation awarded on the basis of the achievement of metrics that are not Financial Reporting Measures or compensation awarded solely at the discretion of the Committee or the Board, provided that such amounts are in no way contingent on, and were not in any way granted on the basis of, the achievement of any Financial Reporting Measure performance goal.

Miscellaneous

Any applicable award agreement or other document setting forth the terms and conditions of any compensation covered by this Policy shall be deemed to include the restrictions imposed herein and incorporate this Policy by reference and, in the event of any inconsistency, the terms of this Policy will govern. For the avoidance of doubt, this Policy applies to all compensation that is received on or after the Effective Date, regardless of the date on which the award agreement or other document setting forth the terms and conditions of the Covered Executive’s compensation became effective, including, without limitation, compensation received under the Company’s incentive compensation plans and any successor plans thereto.

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

All issues concerning the construction, validity, enforcement and interpretation of this Policy and all related documents, including, without limitation, any employment agreement, offer letter, equity award agreement or similar agreement, shall be governed by, and construed in accordance with, the laws of Canada, without giving effect to any choice of law or conflict of law rules or provisions (whether of Canada or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than Canada.

If any provision of this Policy is determined to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted by applicable law and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

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REPORTING

On an annual basis, the Chief Human Resources Officer (“CHRO”) will submit a report to the Conduct Review, Governance & Human Resources Committee, confirming that this policy has been observed and detailing any instances in which this policy was applied.

ACCOUNTABILITY, DELEGATION OF AUTHORITY AND OWNERSHIP

The CHRO is responsible for monitoring compliance and ensuring that the reporting requirements are completed as required under this policy.

The Conduct Review, Governance & Human Resources Committee has oversight of this policy.

POLICY EXCEPTIONS

In the event of non-compliance with this policy, the CHRO will report the non-compliance to the President & CEO and provide an action plan to remedy the non-compliance.

REVIEW CYCLE

At a minimum, all policies must be reviewed on a periodic basis as scheduled in the Policy Template and Approval Policy. Any changes to the policy will be recommended by the CHRO to the Conduct Review, Governance & Human Resources Committee. The Conduct Review, Governance & Human Resources Committee will subsequently submit their recommendations to the Board for official policy amendment and approval.

HISTORIC BOARD APPROVALS OF POLICY

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